[Letterhead of Paul, Hastings, Janofsky & Walker LLP]

September 18, 2009	23062.68339

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:     Request for Withdrawal – Submission Type “RW”

        S-3 (File No. 333-156561)

Dear Sir or Madam:

On behalf of our client, Lexington Realty Trust (the “Trust”), we are transmitting this letter relating to the Trust’s Form S-3 (File No. 333-156561, the “S-3 Filing”) filed with the Securities and Exchange Commission on January 5, 2009, as amended on March 11, 2009.

The S-3 Filing has subsequently been combined with another registration statement filed by the Trust on Form S-3 (File No. 333-157860) on March 11, 2009, as amended on September 1, 2009 (the “Combined S-3”), and the S-3 Filing is therefore no longer necessary to register the securities separately.

The Trust confirms that no securities have been sold pursuant to the S-3 Filing.

Please contact the undersigned if you have any questions on this matter.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

of Paul, Hastings, Janofsky & Walker LLP

CC:      Tom Kluck

          Phil Rothenberg

LEGAL_US_E # 85021636.1